Exhibit 99.1

Glory Star Reports First Half Year 2021 Unaudited Financial Results

Beijing, August 19, 2021 (PRNewswire) — Glory Star New Media Group Holdings Limited (NASDAQ: GSMG) (“Glory Star” or the “Company”), a leading digital media platform and content-driven e-commerce company in China, today announced its unaudited financial results for the first half year of 2021 ended June 30, 2021.

First Half 2021 Operating Highlights

●	Downloads of the CHEERS App[1] was approximately 215.6 million as of June 30, 2021, compared to approximately 121.0 million as of June 30, 2020.

●	Average daily active users (“DAUs”)[2] of the CHEERS App increased to approximately 7.1 million from 4.5 million in the same period of 2020.

●	Stock Keeping Units (“SKUs”) carried in the Company’s e-Mall were 231,630 as of June 30, 2021, compared to 19,984 as of June 30, 2020.

●	Gross Merchandise Value (GMV)[3] of the Company’s CHEERS App was approximately US$181.2 million, compared to US$20.0 million in the same period of 2020.

First Half 2021 Financial Highlights

●	Total revenues increased by 144.6% to US$71.9 million, compared to US$29.4 million in the same period of 2020.

●	Income from operations increased by 40.9% to US$16.2 million from US$11.5 million in the same period of 2020.

Non-GAAP income from operations[4] increased by 16.3% to US$16.4 million from US$14.1 million in the same period of 2020.

●	Net income attributable to ordinary shareholders decreased by 44.0% to US$16.9 million from US$30.2 million in the same period of 2020.

Non-GAAP net income attributable to ordinary shareholders[5] increased by 15.8% to US$16.9 million from US$14.6 million in the same period of 2020.

[1]	Glory Star defines this metric as the total number of downloads of the CHEERS App as of the end of the period.

[2]	Glory Star defines daily active users, or DAUs, as a user who has logged in or access Glory Star’s online video content and/or its e-commerce platform using the CHEERS App, whether on a mobile phone or tablet. Glory Star calculates DAUs using internal company data based on the activity of the user account and as adjusted to remove “duplicate” accounts.

[3]	Glory Star defines gross merchandise value, or GMV, as the total value of all orders for products and services placed in the Company’s online direct sales business and on the Company’s online marketplaces, regardless of whether the goods are sold or delivered or whether the goods are returned.

[4]	Non-GAAP income from operations is defined as income from operations excluding share-based compensation expenses. See “Glory Star New Media Group Holdings Limited Reconciliation of GAAP and Non-GAAP results” set forth at the end of this press release.

[5]	Non-GAAP net income attributable to ordinary shareholders is defined as net income attributable to ordinary shareholders excluding share-based compensation expenses and change in fair value of warrant liability. See “Glory Star New Media Group Holdings Limited Reconciliation of GAAP and Non-GAAP results” set forth at the end of this press release.

Mr. Bing Zhang, Founder and Chief Executive Officer of Glory Star, commented, “We accelerated our growth momentum in the first half year of 2021, growing our total revenue by 144.6% and non-GAAP net income attributable to shareholders by 15.8% as compared with the same period of last year. We attribute such strength to our firm commitment to our corporate mission, meticulous execution of growth strategies, methodical expansion in both overseas and domestic markets, proactive engagement of Generation Z users through innovative products, and prudent investment in sales and marketing initiatives. Going forward, we plan to refine our competitive edge in content-driven e-commerce of premium lifestyle, deepen our expertise in integrating quality content with lifestyle commerce, and expand our brand influence among Generation Z consumers on a global basis.”

Mr. Perry Lu, Chief Financial Officer of Glory Star, added, “While we grew our top and bottom lines substantially during the first half year of 2021, we also allocated more resources to sales and marketing to augment our brand equity and fuel our long-term growth engine. As we continue to further expand our market share, our economy of scale should allow us to keep cost of revenues at a relatively low level. We will continue to balance cost control with business expansion going forward to capitalize on the rising popularity of video content and deliver lasting shareholder value.”

First Half 2021 Key Operating Metrics

The Company monitors the following key metrics to evaluate the growth of its business, measure the effectiveness of its marketing efforts, identify trends affecting its business, and make strategic decisions.

CHEERS App Downloads. The Company defines this metric as the total number of downloads of the CHEERS App as of the end of the period. Because the Company has expanded into e-commerce through its CHEERS App, the Company believes that this is a key operating metric for understanding the growth of this business. The number of downloads demonstrates whether the Company is successful in its marketing efforts in converting viewers of its professionally produced content on other platforms to its CHEERS App. The Company views the number of downloads at the end of a given period as a key indicator of the attractiveness and usability of its CHEERS App and its e-Mall platform traffic. As of June 30, 2021, downloads of the CHEERS App were approximately 215.6 million, as compared to approximately 121.0 million as of June 30, 2020. The Company believes that this increase in downloads demonstrates the success that it has had in converting viewers of its content to its CHEERS App.

Daily Active Users (DAUs). The Company defines daily active users, or DAUs, as users who have logged in or accessed its online video content and/or its e-commerce platform using the CHEERS App, whether on a mobile phone or tablet. The Company calculates DAUs using internal company data based on the activity of the user account and as adjusted to remove “duplicate” accounts. The DAU number is a metric that Glory Star’s management uses to manage their operations. In particular, the Company’s management sets daily targets of DAUs and monitors the DAUs to see whether to make adjustments as to the promotional activities, advertising campaigns, and/or online video content. For the six months ended June 30, 2021 and 2020, the average DAUs were 7.1 million and 4.5 million, respectively.

Gross Merchandise Value (GMV). The Company defines gross merchandise value, or GMV, as the total value of all orders for products and services placed in its online direct sales business and on its online marketplaces, regardless of whether the goods are sold, delivered, or returned. As the Company grows its e-Mall platform, it is important to monitor the volume of merchandise that is being sold through the Company’s e-Mall platform. By keeping track of the GMV, the Company can determine the attractiveness of its CHEERS App platform to its merchants and users. As of June 30, 2021, the Company’s e-Mall carried 231,630 SKUs in total, increasing by 1,059.1% from 19,984 as of June 30, 2020. For the six months ended June 30, 2021, the Company’s e-Mall recorded approximately US$181.2 million of GMV, and also achieved an impressive monthly GMV of US$50.5 million in June 2021, which represented an exponential increase from US$7.7 million in June 2020. The Company believes that the growth in its GMV was driven significantly by its ability to attract and retain users to its CHEERS App through its professionally produced content and its ability to further enhance its product offerings.

Impact from COVID-19 Pandemic. During the first half year of 2021, the resurgence of COVID-19 and its delta variant caused the Chinese government to impose travel restrictions within China, particularly in the southern regions of China. As a result, the Company temporarily suspended the production of its traditional “Cheers Series” TV programs, thus resulting in a decline in its cost of revenues during the first six month of 2021. However, as travel restrictions are eased and/or lifted, the Company will resume its content production activities in the second half of 2021.

First Half 2021 Financial Results

Revenues in the first half year of 2021 increased by 144.6% to US$71.9 million from US$29.4 million in the same period of 2020, which was mainly due to the increase in advertising revenues and CHEERS e-Mall marketplace service revenue. Compared to the first half year of 2020, the Company produced many more live streaming shows and started to provide title sponsor advertising services at a higher price point in the first half year of 2021. Meanwhile, the Company also achieved a rapid increase in its CHEERS e-Mall marketplace service revenue, primarily attributable to the development and promotion of its mobile and online businesses, especially its CHEERS e-Mall.

Total operating expenses in the first half year of 2021 increased by 211.2% to US$55.7 million from US$17.9 million in the same period of 2020.

●	Cost of revenues in the first half year of 2021 increased by 26.9% to US$13.2 million from US$10.4 million in the same period of 2020, mainly due to the increase of the live streams cost and short video cost, partially offset by the decrease of content production costs due to travel restrictions caused by the resurgence of COVID-19 in China.

●	Sales and marketing expenses in the first half year of 2021 increased by 1,709.1% to US$39.8 million from US$2.2 million in the same period of 2020, mainly due to an increase in marketing and advertising fees to enhance the Company’s brand recognition and user traffic generation.

●	General and administrative expenses in the first half year of 2021 decreased by 54.9% to US$2.3 million from US$5.1 million in the same period of 2020, mainly due to the decrease in share-based compensation expenses as compared to the same period of 2020. In the first half year of 2020, the Company issued stock options to certain employees for their contribution to the business as well as to professional service providers for their efforts related to the SPAC business combination.

●	Research and development expenses were $0.3 million and $0.3 million for the first half year of 2021 and 2020, respectively.

Income from operations in the first half year of 2021 was US$16.2 million, increasing by 40.9% from US$11.5 million in the same period of 2020. Operating margin in the first half year of 2021 was 22.5%, compared to 39.0% for the same period of 2020.

Non-GAAP income from operations in the first half year of 2021 was US$16.4 million, compared to US$14.1 million in the same period of 2020.

Net income attributable to ordinary shareholders in the first half year of 2021 decreased by 44.0% to US$16.9 million from US$30.2 million in the same period of 2020. Net margin in the first half year of 2021 was 23.5%, compared to 102.7% in the same period of 2020. Net margin in the first half year of 2020 was mainly due to the change in fair value of warrant liability.

Non-GAAP net income attributable to ordinary shareholders in the first half year of 2021 was US$16.9 million, compared to US$14.6 million in the same period of 2020.

Basic and diluted earnings per share in the first half year of 2021 were US$0.27 and US$0.27, respectively, compared to US$0.60 and US$0.59, respectively, in the same period of 2020.

Non-GAAP basic and diluted earnings per share in the first half year of 2021 were US$0.27 and US$0.27, respectively, compared to US$0.29 and US$0.28, respectively, in the same period of 2020.

Net cash used in operating activities in the first half year of 2021 was US$11.9 million, compared to US$1.0 million in the same period of 2020. In this first half, we spent substantially on the development of the CHEERS Chat and CHEERS Car. Further increase was due to the spending on marketing and advertising to enhance the Company’s brand recognition and user traffic generation.

As of June 30, 2021, the Company had cash and cash equivalents of US$20.3 million, compared to US$17.7 million as of December 31, 2020.

About Glory Star New Media Group Holdings Limited

Glory Star New Media Group Holdings Limited is a leading digital media platform and content-driven e-commerce company in China. Glory Star’s ability to integrate premium lifestyle content, including short videos, online variety shows, online dramas, live streaming, its Cheers lifestyle video series, e-Mall, and mobile app, along with innovative e-commerce offerings on its platform enables it to pursue its mission of enriching people’s lives. The Company’s large and active user base creates valuable engagement opportunities with consumers and enhances platform stickiness with thousands of domestic and international brands.

Use of Non-GAAP Financial Measures

In evaluating the business, the Company considers and uses non-GAAP measures, such as non-GAAP operating income/(loss) and non-GAAP net income/(loss) attributable to ordinary shareholders, as supplemental measures to review and assess operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The Company defines non-GAAP operating income/ (loss) as operating income/ (loss) excluding share-based compensation expenses. The Company defines non-GAAP net income/ (loss) attributable to ordinary shareholders as net income/ (loss) attributable to ordinary shareholders excluding share-based compensation expenses.

The Company presents these non-GAAP financial measures because they are used by management to evaluate operating performance and formulate business plans. The Company believes that the non-GAAP financial measures help identify underlying trends in its business by excluding the impact of share-based compensation expenses, which is a non-cash charge. The Company also believes that the non-GAAP financial measures could provide further information about the Company’s results of operations, and enhance the overall understanding of the Company’s past performance and future prospects.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. The Company’s non-GAAP financial measures do not reflect all items of income and expense that affect the Company’s operations and do not represent the residual cash flow available for discretionary expenditures. Further, these non-GAAP measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited. The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating performance. The Company encourages you to review the Company’s financial information in its entirety and not rely on a single financial measure.

For more information on the non-GAAP financial measures, please see the table captioned “Glory Star New Media Group Holdings Limited Reconciliation of GAAP and Non-GAAP results” set forth at the end of this press release.

Safe Harbor Statement

Certain statements made in this release are “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used in this press release, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the Company’s control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements.

Important factors, among others, are: the ability to manage growth; ability to identify and integrate other future acquisitions; ability to obtain additional financing in the future to fund capital expenditures; fluctuations in general economic and business conditions; costs or other factors adversely affecting the Company’s profitability; litigation involving patents, intellectual property, and other matters; potential changes in the legislative and regulatory environment; a pandemic or epidemic. The forward-looking statements contained in this release are also subject to other risks and uncertainties, including those more fully described in the Company’s filings with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F filed with the SEC on March 29, 2021, as amended. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. Such information speaks only as of the date of this release.

Contacts

Glory Star New Media Group Holdings Limited

Yida Ye

Email: yeyida@yaoshixinghui.com

ICR, LLC.

Robin Yang

Tel: +1 (646) 308-0546

Email: gsnm@icrinc.com

GLORY STAR NEW MEDIA GROUP HOLDINGS LIMITED
CONDENSED CONSOLIDATED BALANCE SHEETS
(In U.S. dollars in thousands, except share and per share data)

	December 31, 2020	June 30, 2021
		(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$17,731	$20,311
Short-term investments	1,732	-
Accounts receivable, net	81,110	115,751
Prepayment and other current assets	2,544	25,384
Total current assets	103,117	161,446
Property and equipment, net	251	269
Intangible assets, net	15,632	14,840
Deferred tax assets	760	743
Unamortized produced content, net	1,300	1,459
Right-of-use assets	1,689	1,426
Prepayment and other current assets, net	20,647	25,134
Total non-current assets	40,279	43,871
TOTAL ASSETS	$143,396	$205,317

Liabilities and Equity
Current liabilities:
Short-term bank loans	$5,160	$5,090
Accounts payable	7,887	36,746
Advances from customers	609	256
Accrued liabilities and other payables	11,291	12,393
Other taxes payable	7,894	9,723
Operating lease liabilities -current	385	349
Due to related parties	730	-
Convertible promissory note - related party	1,400	-
Total current liabilities	35,356	64,557
Long-term bank loan	1,374	1,394
Operating lease liabilities - non-current	1,386	1,116
Warrant liability	833	678
Total non-current liabilities	3,593	3,188
TOTAL LIABILITIES	$38,949	$67,745

Commitments and contingences

Equity
Preferred shares (par value of $0.0001 per share; 2,000,000 authorized; none issued and outstanding)	$-	$-
Ordinary shares (par value of $0.0001 per share; 200,000,000 shares authorized as of December 31, 2020 and June 30, 2021; 57,886,352 and 67,550,974 shares issued and outstanding as of December 31, 2020 and June 30, 2021, respectively)	$6	$7
Additional paid-in capital	9,159	24,132
Statutory reserve	648	1,034
Retained earnings	89,271	105,788
Accumulated other comprehensive gain	4,892	6,191
TOTAL GLORY STAR NEW MEDIA GROUP HOLDINGS LIMITED SHAREHOLDERS’ EQUITY	103,976	137,152
Non-controlling interest	471	420
TOTAL EQUITY	104,447	137,572

TOTAL LIABILITIES AND EQUITY	$143,396	$205,317

GLORY STAR NEW MEDIA GROUP HOLDINGS LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)
(In U.S. dollars in thousands, except share and per share data)

(Unaudited)

	For the Six Months Ended June 30,
	2020	2021
Revenues(a)	$29,408	$71,896

Operating expenses:
Cost of revenues	(10,383)	(13,193)
Selling and marketing	(2,153)	(39,836)
General and administrative	(5,070)	(2,315)
Research and development	(336)	(339)
Total operating expenses	(17,942)	(55,683)

Income from operations	11,466	16,213

Other (expenses) income:
Interest expense, net	(169)	(240)
Change in fair value of warrant liability	18,213	155
Other income, net	123	820
Total other income	18,167	735

Income before income tax	29,633	16,948
Income tax benefit (expense)	464	(25)
Net income	30,097	16,923
Less: net (loss) income attributable to non-controlling interests	(94)	20
Net income attributable to Glory Star New Media Group Holdings Limited’s shareholders	$30,191	$16,903

Other comprehensive income (loss)
Unrealized foreign currency translation (loss) gain	(979)	1,228
Comprehensive income	29,118	18,151
Less: comprehensive loss attributable to non-controlling interests	(102)	(51)
Comprehensive income attributable to Glory Star New Media Group Holdings Limited’s shareholders	$29,220	$18,202

Earnings per ordinary share
Basic	$0.60	$0.27

Weighted average shares used in calculating earnings per ordinary share
Basic	50,127,122	62,774,488

Earnings per ordinary share
Dilutive	$0.59	$0.27

Weighted average shares used in calculating earnings per ordinary share
Dilutive	51,452,122	62,774,488

Note:

(a)	The table below provides a summary of the Company’s operating segment results for the six months ended June 30, 2021:

For the Six Months Ended June 30, 2021
(in thousands of U.S. dollars)
(Unaudited)

Net revenues:
Cheers APP Internet Business	$69,128
Traditional Media Business	2,768
Total segment net revenues	$71,896
Total consolidated net revenues	$71,896
Operating income：
Cheers APP Internet Business	$15,555
Traditional Media Business	847
Total segment operating income	$16,402
Unallocated item*	(189)
Total consolidated operating income	$16,213

*	The unallocated item for the six months ended June 30, 2021 presents the share-based compensation for employees, which is not allocated to segments.

GLORY STAR NEW MEDIA GROUP HOLDINGS LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In U.S. dollars in thousands)

(Unaudited)

	For the Six Months Ended June 30,
	2020	2021
Net cash used in operating activities	$(1,006)	$(11,887)
Net cash provided by (used in) investing activities	(994)	1,684
Net cash provided by financing activities	4,322	12,529

Effect of exchange rate changes	(185)	254

Net increase in cash, cash equivalents and restricted cash	2,137	2,580
Cash and cash equivalents, at beginning of period	6,919	17,731
Cash and cash equivalents, at end of period	$9,056	$20,311

GLORY STAR NEW MEDIA GROUP HOLDINGS LIMITED
RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(In U.S. dollars in thousands, except share and per share data)

	For the Six Months Ended June 30,
	2020	2021
	(Unaudited)	(Unaudited)

Income from operations	$11,466	$16,213
Adjustment: Share-based compensation	2,585	189
Non-GAAP income from operations	$14,051	$16,402

Net income attributable to ordinary shareholders	$30,191	$16,903
Adjustment: Share based compensation	2,585	189
Adjustment: Change in fair value of warrant liability	(18,213)	(155)
Non-GAAP net income attributable to ordinary shareholders	$14,563	$16,937

Weighted average shares used in calculating earnings per ordinary share-basic	50,127,122	62,774,488
Non-GAAP earnings per share	$0.29	$0.27
Weighted average shares used in calculating earnings per ordinary share-diluted	51,452,122	62,774,488
Non-GAAP diluted earnings per share	$0.28	$0.27